                              N E W S  R E L E A S E

[LOGO MOYDOW MINES]

FOR IMMEDIATE RELEASE                                             April 30, 2002

                MOYDOW ACQUIRES CLAIMS IN NEWFOUNDLAND GOLD CAMP

TORONTO, ONTARIO -- Brian Kiernan, President and Chief Executive Officer of Moydow Mines International Inc. today announced that Moydow Mines has acquired mineral exploration licences covering more than 140 square kilometres of ground in the heart of the Botswood Basin in Newfoundland. The claims are contiguous and total 570.

This area of Newfoundland has recently been the focus of a staking rush by several mining companies. The presence in the area of gold mineralization associated with antimony, arsenic and barite has lead to comparisons with the Carlin trend in Nevada, USA and recent discoveries by other companies have shown the potential for major gold deposits in the area.

The Moydow claims are about 10 to 12 kilometres west of the Mustang Trend property, held by Altius Minerals Corporation, which was recently the subject of an earn-in agreement by Barrick Gold Corporation. A portion of Altius ground and the Roycefield Resources former producing Beaver Brook antimony mine adjoin the southern boundary of the new Moydow claims and the northeastern boundary lies 300 to 500 metres west of a cluster of gold showings which were trenched and drilled by Noranda in 1990.

Mr Kiernan said: "Our geologists are very excited about this group of claims. This is an opportunity to be in on the ground floor of a new gold camp in a mining-friendly province. We expect to be conducting initial exploration over the next few months with a view to defining drill targets as soon as possible."

The most important asset of the Company is its 50/50 joint venture with Newmont Mining Corporation in the Ntotoroso gold project in Ghana, West Africa. A feasibility study has been completed on the project. The Company expects that in the coming months a final production decision will be made. In addition to the important Ntotoroso property, the Company has significant holdings in other gold properties in West Africa.

Moydow Mines is engaged in the acquisition, exploration and development of precious metals properties. Corporate information is available on the Company's website www.moydow.com. The Company is listed on the Toronto Stock Exchange under the symbol "MOY".

"Signed"
Brian Kiernan
President & CEO

      Suite 1220 - 20 Toronto Street               74 Haddington Road             12g3-2(b) Exemption #82-1088
            Toronto ON M5C 2B8                     Dublin 4, Ireland                     Moody's Listed
            Tel: 416-703-3751                   Tel: 011 353 1 667-7611           Toronto Stock Exchange "MOY"
            Fax: 416-367-3638                   Fax: 011 353 1 667-7622                  www.moydow.com
        Toll Free: 1-877-211-8877

                              N E W S  R E L E A S E


[LOGO MOYDOW MINES]
FOR IMMEDIATE RELEASE                                              JUNE 17, 2002


                         FLOW-THROUGH PRIVATE PLACEMENT

TORONTO, ONTARIO -- Brian Kiernan, President and Chief Executive Officer of Moydow Mines International Inc. announced today that Moydow Mines has reached an agreement with Haywood Securities Inc., subject to regulatory approval, to act as agent in a brokered private placement consisting of 625,000 flow-through common shares at a price of $0.80 per share. Haywood has a greenshoe option exercisable prior to the Closing Date to increase the size of the offering by up to 125,000 flow-through common shares.

The proceeds from the private placement will be used for exploration of the Company's Botwood Basin property in central Newfoundland. The Botwood Basin property comprises 570 claims covering more than 140 square kilometres.

Moydow Mines is engaged in the acquisition, exploration and development of precious metals properties including a 50% interest in the Ntotoroso gold project in Ghana, West Africa on which a feasibility study has been completed based on reserves to date of 1.2 million ounces. Corporate information is available on the Company's website www.moydow.com. The Company is listed on the Toronto Stock Exchange under the symbol "MOY".

"Signed"
Brian Kiernan
President & CEO


    Suite 1220 - 20 Toronto Street               74 Haddington Road                12g3-2(b) Exemption #82-1088
          Toronto ON M5C 2B8                     Dublin 4, Ireland                        Moody's Listed
          Tel: 416-703-3751                   Tel: 011 353 1 667-7611              Toronto Stock Exchange "MOY"
          Fax: 416-367-3638                   Fax: 011 353 1 667-7622                     www.moydow.com
      Toll Free: 1-877-211-8877

                              N E W S  R E L E A S E


[LOGO MOYDOW MINES]
FOR IMMEDIATE RELEASE                                              JULY 15, 2002


                                FINANCING CLOSED

TORONTO, ONTARIO -- Brian Kiernan, President and Chief Executive Officer of Moydow Mines International Inc. announced today that Moydow Mines has closed a private placement consisting of 687,500 flow-through common shares at a price of $0.80 per share for net proceeds of $504,000. Haywood Securities Inc. acted as agent.

The proceeds from the private placement will be used for exploration of the Company's Botwood Basin property in central Newfoundland. The Botwood Basin property comprises 570 claims covering more than 140 square kilometres.

Moydow Mines is engaged in the acquisition, exploration and development of precious metals properties including a 50% interest in the Ntotoroso gold project in Ghana, West Africa on which a feasibility study has been completed based on reserves to date of 1.2 million ounces. Corporate information is available on the Company's website www.moydow.com. The Company is listed on the Toronto Stock Exchange under the symbol "MOY".

"Signed"
Brian Kiernan
President & CEO


    Suite 1220 - 20 Toronto Street                 74 Haddington Road              12g3-2(b) Exemption #82-1088
          Toronto ON M5C 2B8                       Dublin 4, Ireland                      Moody's Listed
           Tel: 416-703-3751                    Tel: 011 353 1 667-7611            Toronto Stock Exchange "MOY"
           Fax: 416-367-3638                    Fax: 011 353 1 667-7622                   www.moydow.com
       Toll Free: 1-877-211-8877

                              N E W S  R E L E A S E


[LOGO MOYDOW MINES]
FOR IMMEDIATE RELEASE                                              JULY 23, 2002


             NTOTOROSO PRODUCTION AND DEVELOPMENT AGREEMENT EXTENDED

TORONTO, ONTARIO --: Brian Kiernan, President and Chief Executive Officer of Moydow Mines International Inc. announced today that, after discussion with Newmont Mining Corporation, it has been agreed to extend for two months the terms of the Rank Production and Development Agreement., which was originally signed in July, 2000. Rank Mining Company Limited holds a 30-year mining lease on the Ntotoroso property in the Yamfo-Sefwi gold belt in Ghana. Moydow and Newmont both have a 50% interest in Rank Mining.

The Rank agreement is a supplement to the original Joint Venture and governs the way in which the Ntotoroso property will be brought into production in conjunction with the Newmont owned Yamfo-Sefwi property. The agreement has a two year term expiring on July 24, 2002.

The two month extension to September 24, 2002 will provide additional time to determine the optimum way to advance the development plans for the Ntotoroso property.

Moydow Mines is engaged in the acquisition, exploration and development of precious metals properties including a 50% interest in the Ntotoroso gold project in Ghana, West Africa on which a feasibility study has been completed based on reserves to date of 1.2 million ounces. Corporate information is available on the Company's website www.moydow.com. The Company is listed on the Toronto Stock Exchange under the symbol "MOY".

"Signed"
Brian Kiernan
President & CEO


     Suite 1220 - 20 Toronto Street                74 Haddington Road              12g3-2(b) Exemption #82-1088
           Toronto ON M5C 2B8                      Dublin 4, Ireland                      Moody's Listed
            Tel: 416-703-3751                   Tel: 011 353 1 667-7611            Toronto Stock Exchange "MOY"
            Fax: 416-367-3638                   Fax: 011 353 1 667-7622                   www.moydow.com
        Toll Free: 1-877-211-8877

                              N E W S  R E L E A S E

[LOGO MOYDOW MINES]
FOR IMMEDIATE RELEASE                                              SEPT 23, 2002


            UPDATE ON NTOTOROSO DEVELOPMENT AND PRODUCTION AGREEMENT

TORONTO, ONTARIO --: Brian Kiernan, President and Chief Executive Officer of Moydow Mines International Inc. announced today that, together with its partner Newmont Mining Corporation, it has been agreed to extend the terms of the Rank Development and Production Agreement to December 1, 2002. Rank Mining Company Limited holds a 30-year mining lease on the Ntotoroso property in the Yamfo-Sefwi gold belt in Ghana. Moydow and Newmont both have a 50% interest in Rank Mining.

The Rank agreement, initially signed on July 24, 2000, is a supplement to the original Joint Venture and governs the way in which the Ntotoroso property will be brought into production in conjunction with the Newmont owned Yamfo-Sefwi property.

This extension to the agreement will give both parties the time to evaluate the technical work currently underway at Newmont and the opportunity to best chart the future course for Moydow and Newmont.

The new strength in the gold price has significantly enhanced the value of Ntotoroso. The feasibility study completed in early 2001 resulted in a viable project at a gold price of $275. The current gold price is $50 per ounce higher which means an additional $60 million in revenue to the Ntotoroso project. The study did not include additional tonnages of inferred reserves or any potential tonnages from underground targets. The high grade core of Zone E on the Ntotoroso property is open at depth. In addition, there are several untested geochemical gold anomalies on the large Ntotoroso property which warrant follow-up work.

Moydow Mines is engaged in the acquisition, exploration and development of precious metals properties including a 50% interest in the Ntotoroso gold project in Ghana, West Africa on which a feasibility study has been completed based on reserves to date of 1.2 million ounces. Corporate information is available on the Company's website www.moydow.com. The Company is listed on the Toronto Stock Exchange under the symbol "MOY".

"Signed"
Brian Kiernan
President & CEO

For further information please contact:
Michael Power, Vice President, Corporate Development at 416-703-3751




     Suite 1220 - 20 Toronto Street                 74 Haddington Road             12g3-2(b) Exemption #82-1088
           Toronto ON M5C 2B8                       Dublin 4, Ireland                     Moody's Listed
            Tel: 416-703-3751                    Tel: 011 353 1 667-7611           Toronto Stock Exchange "MOY"
            Fax: 416-367-3638                    Fax: 011 353 1 667-7622                  www.moydow.com
        Toll Free: 1-877-211-8877